SNIPP INTERACTIVE INC.

SNIPP SIGNS LOYALTY RECEIPT-PROCESSING DEAL WITH

RETAIL PROPERTY LEADER CARUSO AFFILIATED

November 24, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has won a six-figure contract with Caruso Affiliated, recognized around the world as the most innovative and successful developer of retail, dining and lifestyle destinations. As part of the agreement Snipp will be integrating its receipt processing capability into the Caruso Loyalty experience, Caruso Rewards.

The Caruso Rewards program is a complimentary loyalty program that rewards guests when they shop, dine and see their favorite movies at The Grove and The Americana at Brand retail centers. As well as earning points for items purchased across the properties, guests also can get their parking validated if they spend over $250 in a single visit.

Building on the success of the existing program, Snipp’s SnippCheck receipt processing will enable guests to submit a receipt for any purchase within the property from within the Caruso App or via email, SMS or web upload and receive points. In addition, guests will be able to get their receipts submitted through a new concierge app as part of Caruso Affiliated delivering the best possible user experience.

According to Judy Johnson, Chief Marketing and Communications Officer at Caruso Affiliated, “Delivering the best possible experience to our guests is key. We are excited to partner with Snipp in evolving our program and further enhancing our Caruso Rewards experience. Snipp demonstrated its CRM and loyalty technology can deliver both the quality and the levels of service our guests expect and for which we are known.”

David Hargreaves, Chief Client Officer at Snipp, believes that this agreement is strategically significant. “Caruso Affiliated is recognized as the innovation leader among retail developers. We see a huge opportunity within this sector to leverage the combination of our loyalty platform and receipt processing in the broader shopping mall sector,” commented Hargreaves.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, rewards, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. In June, 2015, Snipp acquired Hip Digital Media Inc., a leading digital rewards platform.

About Caruso Affiliated:

Caruso Affiliated is one of the largest, privately held real estate development companies in the U.S. All of its properties are distinguished by a unique combination of architectural and design excellence, an unparalleled guest experience and a dedication to serving the local community – transforming them into central gathering places for residents and tourists alike. Its premier retail, residential and mixed-use properties welcome millions of people annually, and two of its marquee properties, The Grove and The Americana at Brand, rank in Shopping Center Today’s list of the top 15 shopping centers around the world, based on sales per square foot, 75% above the industry norm. The Grove also ranks as #2 on Fortune’s 10 highest sales-generating shopping centers in the U.S. list. In addition to The Grove and The Americana at Brand, and the luxury residential 8500 Burton Way, Caruso Affiliated develops, owns and manages a growing portfolio of world-class high-quality retail, mixed-use, and hospitality assets. With its eyes toward street-front positioning and design that taps into the organic way people live their lives, Caruso Affiliated is currently investing more than one billion dollars in new projects, including a five-star beach front resort in Montecito; a mixed-use luxury residential tower in the heart of Los Angeles; mixed-use creative office space in Glendale; mixed-use dining, entertainment and retail collection in Pacific Palisades; and an open-air retail, dining and entertainment promenade and open space project in Carlsbad. For more information, visit www.CarusoAffiliated.com.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.